UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34942

Inphi Corporation*

(Exact name of registrant as specified in its charter)

110 Rio Robles, San Jose, CA 95134

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Inphi Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INPHI CORPORATION

Dated: May 5, 2021	By:	/s/ Jean Hu
Jean Hu President and Chief Financial Officer

*

On October 29, 2020, Marvell Technology Group Ltd., a Bermuda exempted company (“Marvell”), Marvell Technology, Inc., a Delaware corporation and a wholly owned subsidiary of Marvell (“MTI”), Maui Acquisition Company Ltd, a Bermuda exempted company and a wholly owned subsidiary of MTI (“Bermuda Merger Sub”), Indigo Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of MTI (“Delaware Merger Sub”), and Inphi Corporation, a Delaware corporation (“Inphi”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), providing for the acquisition of Inphi by Marvell. Pursuant to the Merger Agreement, (i) Bermuda Merger Sub merged with and into Marvell (the “Bermuda Merger”), with Marvell continuing as a wholly owned subsidiary of MTI; and (ii) Delaware Merger Sub merged with and into Inphi (the “Delaware Merger” and, together with the Bermuda Merger, the “Mergers”), with Inphi continuing as a wholly owned subsidiary of MTI. On April, 20, 2021, upon the consummation of the Mergers, each of Marvell and Inphi became wholly owned subsidiaries of MTI.